EXHIBIT 99.1

Supplementary announcement regarding the Company’s annual general meeting on June 22, 2012

1.Date of the board of directors resolution:2012/04/27

2.Date for convening the shareholders’ meeting:2012/06/22

3.Location for convening the shareholders’ meeting:

Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banchiao District,

New Taipei City, Taiwan, R.O.C.)

4.Cause or subjects for convening the meeting:

(1) Reports:

a. The Company’s 2011 business report

b. 2011 supervisors’ audit report concerning the Company’s

2011 financial statements

c. Report of the amendment to the “Meeting Rules of Order of the Board of Directors”

(2) Issues to be ratified by shareholders:

a. Ratification of 2011 operational report and financial statements

b. Ratification of 2011 earning distribution

Cash dividend : NT$5.4608 / share

Employee cash bonuses : NT$2,040,089,772

Compensation of directors and supervisors : NT$44,446,400

(3) Issues to be discussed

a. The amendment to the “Articles of Incorporation”

b. The amendment to the “Regulations of Election of Directors and Supervisors”

c. The amendment to the “Ordinance of Shareholders Meetings”

d. The amendment to the “Procedures for Acquisition or Disposal of Assets”

(4) Other business and special motions

5.Book closure starting and ending dates: 2012/04/24~2012/06/22

6.Any other matters that need to be specified:

(1)   This (2012) annual general meeting will adopt electronic voting as one of the methods for shareholders to vote for resolutions. For voting on line, the electronic voting platform of Taiwan Depositary and Clearing Corporation will be available at https://www.stockvote.com.tw beginning from May 23, 2012 to June 19, 2012. Please log in and vote in accordance with the instructions.

(2)   The validification and calculation of electronic votes will be handled by Yuanta Securities Co. Ltd. (Registrar & Transfer Agency Department).

(3)   There will not be any souvenir for this annual general meeting.